Exhibit 99.1

Scorpio Tankers Inc. Announces Fourth Quarter and Year-End Results

Monaco—(Marketwire –March 17, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) – The Company recorded a net loss of $2.7 million or $0.13 basic and diluted loss per share for the three months ended December 31, 2010 compared to net income of $1.7 million or $0.31 basic and diluted earnings per share for the three months ended December 31, 2009.  The weighted average number of shares outstanding was 20,659,544 (basic and diluted) for the three months ended December 31, 2010, and 5,589,147 (basic and diluted) for the three months ended December 31, 2009.

The Company recorded a net loss of $2.8 million or $0.18 basic and diluted loss per share for the year ended December 31, 2010 compared to net income of $3.4 million or $0.61 basic and diluted earnings per share for the year ended December 31, 2009.  Net income for the year ended December 31, 2009 included an impairment charge of $4.5 million or $0.81 basic diluted charge per share for Senatore and Noemi.  The weighted average number of shares outstanding was 15,600,813 (basic and diluted) for the year ended December 31, 2010, and 5,589,147 (basic and diluted) for the year ended December 31, 2009.

Emanuele Lauro, chief executive officer and chairman of the board commented, “In spite of weak market fundamentals in the fourth quarter, our net cash inflow from operating activities before changes in assets and liabilities was $1.9 million, and thus far in the first quarter of 2011, the rates have improved from the fourth quarter of 2010.  Additionally, the fourth quarter was highlighted by the completion of a successful follow-on offering and the agreement to time charter-in four vessels at attractive rates, which further demonstrates our commitment to identifying and executing on opportunities in the product tanker market.”

Mr. Lauro, reflecting on 2010, commented, “We were able to use the proceeds of our successful initial public offering in April to more than triple the size of our fleet and develop a strong balance sheet that we believe is optimally leveraged.  Our follow-on offering in November further strengthened our balance sheet and increased our purchasing power.  The cash position that we currently have on hand, coupled with our conservative debt levels, give us the strength and flexibility to capture additional opportunities in the market when they arise.”

Recent Highlights

Time charter-in agreements signed in the Fourth Quarter

During the fourth quarter, Scorpio Tankers entered into time charter agreements for four vessels (three Handymax product tankers and one LR1 product tanker – see fleet list for details).  One vessel was delivered in December 2010, one was delivered in January 2011, and two were delivered in February 2011.

Follow on Public Offering, Exercise of Over-Allotment Option and concurrent private placement

On November 22, 2010, the Company closed on the sale of 4,575,000 shares of common stock at $9.80 per share in a follow-on public offering and received net proceeds of $41.8 million after deducting underwriters' discounts and offering expenses.  On December 3, 2010, the underwriters fully exercised their over-allotment option of 686,250 additional shares of common stock at $9.80 per share, and the Company received $6.4 million in net proceeds, after deducting underwriters' discounts.  In addition, 510,204 shares were issued at the public offering price in a concurrent private placement of $5.0 million to a member of the Lolli-Ghetti family, of which the Company's Chief Executive Officer, Emanuele Lauro, is a member.

Vessel acquisitions in the Fourth Quarter

On November 10, 2010, Scorpio Tankers took delivery of a 2008 built LR2 product tanker, STI Spirit, that the Company agreed to acquire in September 2010 for $52.2 million.  The ship is currently on a short-term time charter in the clean market.

Options to Acquire Two LR1 Product Tankers

The agreement in September 2010 to purchase STI Spirit included options to acquire two other ships.  Each option grants the Company the right, but not the obligation, to purchase a 2008-built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons each) for a price of $45.0 million.  Each option can be exercised at any time until September 2011.

STI Spirit Credit Facility

On March 17, 2011, the Company drew down $27.3 million from the STI Spirit Credit Facility with DVB Bank SE.

Current Liquidity

As of March 17, 2011, the Company had $91.3 million in cash.

Debt and Drydocks for 2011

As of March 17, 2011, Scorpio Tankers’ outstanding debt balance is $172.5 million.

Debt Repayments

The 2011 debt repayments for the 2010 Credit Facility and STI Spirit Facility are:

1st Quarter $4.1 million

2nd Quarter $4.5 million

3rd Quarter $4.5 million

4th Quarter $4.5 million

Drydocks

The Venice is scheduled to be drydocked in the third quarter of 2011 for an estimated cost of $0.9 million and 20 days of offhire.

Explanation of Variances on the Fourth Quarter Results

For the three months ended December 31, 2010, the Company incurred a net loss of $2.7 million compared to $1.7 million net income in the three months ended December 31, 2009.  The following were the significant changes between the two periods:

●
Vessel revenue increased $6.2 million to $12.0 million as a result of an increase in the average number of operating vessels for the three month periods ended December 31, 2009 and 2010 from 3.00 to 9.78, respectively.  This increase was offset by a decrease in daily time charter equivalent per vessel, from $21,257 to $13,369 (see the breakdown of daily TCE averages below).  Other items affecting revenue for the three months ended December 31, 2010 included:

o
 The amortization of the value allocated to the time charter contract acquired with  the STI Heritage which was $0.6 million for the three month ended December 31, 2010.  There was no such amortization in 2009.

o	The expiration of the time charter contract for STI Heritage in December 2010.
●
Vessel operating costs increased $4.9 million to $7.1 million as a result of the increase in the average number of operating vessels noted above and an increase in daily operating expenses from $7,843 to $8,077 for the three month periods ended December 31, 2009 and 2010, respectively.

●	Charterhire expense increased $0.4 million as a result of the delivery of the BW Zambesi on December 11, 2010 on a one year time charter-in agreement.
●
The increase in depreciation expense of $1.8 million is a result of an increase in the average number of owned vessels for the three month periods ended December 31, 2009 and 2010 from 3.00 to 9.56, respectively.  This increase was offset by (i) an increase in the estimated residual value of the owned vessels which was driven by an increase in scrap rate assumptions at December 31, 2010 and (ii) a decrease in depreciation expense as a result of the modification of our vessel useful lives from 20 to 25 years which took effect from the second quarter of 2010.

●
The increase in general and administrative expense of $2.2 million to $2.5 million was primarily driven by an increase in the Company’s overhead expenses as a result of incremental costs incurred to operate as a public company.  This was specifically driven by an increase in officers’ salaries, amortization of restricted stock issued in June 2010, professional fees, and other related expenses (the Company’s initial public offering closed on April 6, 2010).

●	Interest expense increased $1.2 million to $1.3 million.
o	The three months ended December 31, 2010 included:
▪	Interest expense of $1.2 million from the 2010 Credit Facility. (The average outstanding loan balance for the three months was $139.4 million.)
▪	$0.1 million of amortization of deferred financing fees.
o	The three months ended December 31, 2009 included:
▪	Interest expense on the 2005 Credit Facility of $0.1 million. (The average outstanding loan balance for the three months was $40.3 million.)
●
The net change in the realized and unrealized derivative financial instruments (i.e. interest rate swap) and other expenses was a decrease of $0.1 million.  The interest rate swap, which was related to the 2005 Credit Facility, was terminated on April 9, 2010.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Income Statements

(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2010	2009	2010	2009
Revenue:
Vessel revenue	$12,021,974	$5,866,950	$38,797,913	$27,619,041
Operating expenses:
Vessel operating costs	(7,101,261)	(2,164,684)	(18,440,492)	(8,562,118)
Voyage expenses	(32,436)	-	(2,542,298)	-
Charter hire	(275,532)	90,569	(275,532)	(3,072,916)
Impairment	-	-	-	(4,511,877)
Depreciation	(3,505,691)	(1,679,067)	(10,178,908)	(6,834,742)
General and administrative expenses	(2,504,844)	(353,979)	(6,200,094)	(416,908)
Total operating expenses	(13,419,764)	(4,107,161)	(37,637,324)	(23,398,561)
Operating (expense)/income	(1,397,790)	1,759,789	1,160,589	4,220,480
Other expense and income, net:
Interest expense—bank loan	(1,313,832)	(108,743)	(3,230,895)	(699,115)
Realized loss on derivative financial instruments	-	(227,981)	(279,560)	(808,085)
Unrealized gain on derivative financial instruments	-	288,468	-	956,120
Interest income	5,661	175	36,534	4,929
Other expense, net	(31,962)	(3,892)	(508,766)	(256,292)
Total other expense and income, net	(1,340,133)	(51,973)	(3,982,687)	(802,443)
Net (loss)/ income	$(2,737,923)	$1,707,816	$(2,822,098)	$3,418,037
Attributable to:
Equity holders of the parent	$(2,737,923)	$1,707,816	$(2,822,098)	$3,418,037
(Loss)/earnings per share:
Basic	$(0.13)	$0.31	$(0.18)	$0.61
Diluted	$(0.13)	$0.31	$(0.18)	$0.61
Basic and diluted weighted average shares outstanding (1)	20,659,544	5,589,147	15,600,813	5,589,147

(1)
The effect of diluted weighted shares outstanding for the three and twelve month periods ended December 31, 2010 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for those periods.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(unaudited)

	As of December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$68,186,902	$444,496
Accounts receivable	7,354,252	1,438,998
Prepaid expenses	460,680	583,944
Shareholder receivable	-	1,928,253
Inventories	1,286,507	433,428
Total current assets	77,288,341	4,829,119
Non-current assets
Vessels and drydock	333,425,386	99,594,267
Other assets	1,554,713	-
Total non-current assets	334,980,099	99,594,267
Total assets	$412,268,440	$104,423,386

Current liabilities
Bank loan	15,826,314	3,600,000
Accounts payable	3,173,505	656,002
Accrued expenses	1,123,351	953,532
Derivative financial instruments	-	814,206
Total current liabilities	20,123,170	6,023,740
Non-current liabilities
Bank loan	127,362,088	36,200,000
Derivative financial instruments	-	871,104
Total non-current liabilities	127,362,088	37,071,104
Total liabilities	147,485,258	43,094,844

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	248,791	55,891
Additional paid-in capital	255,003,984	46,272,339
Merger reserve	13,292,496	13,292,496
Treasury shares	(2,647,807)	-
Retained (deficit)/earnings	(1,114,282)	1,707,816
Total shareholders' equity	264,783,182	61,328,542
Total liabilities and shareholders' equity	$412,268,440	$104,423,386

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

	For the years ended December 31,
	2010	2009
Operating activities
Net (loss)/income	$(2,822,098)	$3,418,037
Depreciation	10,178,908	6,834,742
Impairment	-	4,511,877
Amortization of restricted stock	988,273	-
Amortization of deferred financing fees	246,130	-
Amortization of acquired time charter contracts	2,344,495	-
	10,935,708	14,764,656
Changes in assets and liabilities:
Drydock payments	(974,430)	(1,580,826)
(Increase)/decrease in inventories	(853,079)	69,086
(Increase)/decrease in accounts receivable	(5,915,254)	2,262,984
Decrease/(increase) in prepaid expenses	123,265	(4,345)
Increase/(decrease) in accounts payable	2,600,483	(279,628)
Increase in accrued expenses	175,218	120,641
Decrease/(increase) in the value of derivative financial instruments	164,690	(956,120)
Interest rate swap termination payment	(1,850,000)	-
Decrease/(increase) in shareholder receivable	1,928,253	(1,928,253)
Decrease in shareholder payable	-	(3,162,344)
Increase in other assets	(1,428,376)	-
	(6,029,230)	(5,458,805)
Net cash inflow from operating activities	4,906,478	9,305,851
Investing activities
Acquisition of vessels	(243,121,582)	-
Purchases of other assets	(128,732)	-
Acquisition of time charter contracts	(2,344,495)	-
Net cash outflow from investing activities	(245,594,809)	-
Financing activities
Dividends paid	-	(8,661,000)
Bank loan repayment	(44,625,418)	(3,600,000)
Proceeds of long term debt	150,000,000	-
Debt issuance fees	(2,232,310)	-
Net proceeds/(payments) from issuance of common stock	207,936,272	(207,990)
Acquisition of treasury shares	(2,647,807)	-
Net cash inflow/(outflow) from financing activities	308,430,737	(12,468,990)
Increase/(decrease) in cash and cash equivalents	67,742,406	(3,163,139)
Cash and cash equivalents at January 1,	444,496	3,607,635
Cash and cash equivalents at December 31	$68,186,902	$444,496
Supplemental information:
Interest paid	$2,276,694	$760,974

Average Daily Results for the three and twelve months ended December 31, 2010 and 2009

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2010	2009	2010	2009
Average Daily Results
Time charter equivalent per day(1)(2)	$13,369	$21,257	$16,213	$23,423
Vessel operating costs per day(3)	8,077	7,843	8,166	7,819

Aframax/LR2
TCE per revenue day - pool	12,460	-	12,460	-
Vessel operating costs per day(3)	8,293	-	8,293	-
Panamax/LR1
TCE per revenue day - pool	13,881	14,612	15,213	21,425
TCE per revenue day – spot (4)	-	-	2,839	-
TCE per revenue day - time charters (2)	20,821	24,580	22,729	24,824
Vessel operating costs per day(3)	8,253	7,843	8,189	7,819
Handymax
TCE per revenue day - pool	9,817	-	9,965	-
TCE per revenue day - spot(4)	-	-	8,077	-
Vessel operating costs per day(3)	7,827	-	8,107	-

Fleet data
Average number of owned vessels	9.56	3.00	6.19	3.00
Average number of time chartered-in vessels	0.22	-	0.05	0.33
Drydock
Expenditures for drydock	$52,972	$-	$886,050	$1,680,785

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock.

(2)
In June 2010, STI Harmony and STI Heritage were acquired with existing time charters that entitled the Company to receive $25,500 per day, per vessel.  The allocated value of the time charter contracts was $2.3 million, and the amortization of the contracts, which was recorded as reduction to revenue, for the three and twelve months ended December 31, 2010 was $0.6 million and $2.3 million, respectively

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
(4)
Vessels may operate on voyage charter prior to their entry into their respective pools.  In the twelve months ended December 31, 2010, there were an aggregate of 177 days of vessels operating in the spot market, namely for the Senatore, STI Conqueror, STI Matador, STI Gladiator and STI Highlander.  All of these vessels are now operating in their respective pools.

Fleet List as of March 17, 2011

				Ice
	Vessel Name	Year Built	DWT	Class	Employment
	Owned vessels
1	Noemi	2004	72,515	-	Time Charter(2)
2	Senatore	2004	72,514	-	SPTP (3)
3	Venice	2001	81,408	1C	SPTP (3)
4	STI Conqueror	2005	40,158	1B	SHTP (4)
5	STI Harmony	2007	73,919	1A	SPTP (3)
6	STI Heritage	2008	73,919	1A	SPTP (3)
7	STI Matador	2003	40,096	-	SHTP (4)
8	STI Gladiator	2003	40,083	-	SHTP (4)
9	STI Highlander	2007	37,145	1A	SHTP (4)
10	STI Spirit	2008	113,100	-	(5)
	Owned DWT		644,857

						Daily Base Expense	Expiry (1)
	Time Chartered-In vessels
11	BW Zambesi		76,577	-	SPTP (3)	$13,850	11-Dec-11(6)
12	Histria Azure		40,394	-	SHTP (4)	$12,250	06-Feb-12(7)
13	Kraslava		37,258	1B	SHTP (4)	$12,070	26-Jan-12
14	Krijanis Valdemars		37,266	1B	SHTP (4)	$12,000	14-Dec-11(8)
	TC-IN DWT		191,495

	Total DWT		836,352

(1)	The redelivery date is plus or minus 30 days from the expiry date.
(2)	Noemi is time chartered by King Dustin, which is a related party. The daily time charter rate is $24,500 and the time charter expires on January 21, 2012, plus or minus 30 days.
(3)	The vessel operates in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by Scorpio Commercial Management (SCM). SPTP and SCM are related parties to the Company.
(4)	These vessels operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(5)	This vessel is currently on a short-term time charter in the clean market.
(6)	The agreement contains an optional second year for a rate of $14,850/ day.
(7)	The agreement contains an optional second year for a rate of $13,750/ day or $12,250/ day with a 50% profit sharing agreement.
(8)	The agreement contains a 50% profit and loss sharing agreement with the vessel owner.

Other 2010 highlights

Vessel Acquisitions in the Third Quarter

In July and August 2010, Scorpio Tankers took delivery of three Handymax product tankers (STI Matador, STI Gladiator, and STI Highlander) that the Company previously agreed to acquire for an aggregate purchase price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool, which is owned by a related party.

Vessel Acquisitions in the Second Quarter

In the first half of June 2010, Scorpio Tankers took delivery of three product tankers that the Company previously agreed to acquire.  STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool, which is owned by a related party.  STI Harmony and STI Heritage, LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts (see fleet list for more information).  The value of the time charter contracts was amortized as a reduction to vessel revenue over the remaining life of the time charter contracts.

Initial Public Offering and Exercise of Over-Allotment Option

On April 6, 2010, the Company closed on the sale of 12,500,000 shares of common stock at $13.00 per share in its initial public offering and received net proceeds of $149.6 million after deducting underwriters' discounts and offering expenses.  On May 4, 2010, the Company issued 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters' discounts, when the underwriters partially exercised their over-allotment option.

Credit Facilities
On April 9, 2010, the Company repaid in full, the outstanding balance of $38.9 million of the 2005 Credit Facility from the proceeds of its initial public offering.  Scorpio Tankers also terminated the interest rate swap agreement related to the 2005 Credit Facility by paying $1.9 million, which was the market value of the swap.

On June 2, 2010, the Company executed the $150 million credit facility (2010 Credit Facility), which was used to partially finance vessel acquisitions.  This facility was fully drawn down in November 2010.  The Company had outstanding borrowings under this facility of $19.0 million at June 30, 2010, $123.8 million at September 30, 2010, and $145.2 million at December 31, 2010 (which reflects principal payments made).

Change in Vessel Useful Lives

In the second quarter of 2010, the Company changed the depreciable life of its vessels from 20 years to 25 years.  This change was applied prospectively and aligns the vessels with their estimated useful life and is consistent with industry standards.

Change in Residual Value

During 2010, we revised the method of estimating our residual values of our vessels to base expected value off of a four year average of scrap rates rather than using the period end scrap rate.  This change in estimate was applied prospectively and the impact on the income statement for the year ended December 31, 2010 resulted in a decrease in depreciation expense of $0.4 million and an increase in vessel value for the same amount.

Senatore Off-Hire
On April 25, 2010, Senatore, one of the Company's LR-1 tankers on time charter at the time, suffered damage to one of its ballast tanks. This resulted in the vessel being off-hire for 17 days in the second quarter while the vessel was being repaired.

Business Strategy, Dividend Policy, and Share Buyback Program

Business Strategy
The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels.  The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  It is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	Increasing demand for refined products
●	Increasing ton miles (distance between new refiners and areas of demand)
●	Reduced order book

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy.  In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program
On July 9, 2010, the Board of Directors authorized a share buyback program of up to $20 million.  Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of March 17, 2011, the Company has repurchased 244,146 shares for $2.6 million at an average price per share, including commissions, of $10.85.  The most recent transaction was in September 2010.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.4 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616